UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

   Union Electric Supply Inc.

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      Delaware

      Date of Organization:

      January 9, 2020

Physical Address of Issuer:

4055 Redwood Ave, #447, Los Angeles, CA 90066

Website of Issuer:

https://unionelectric.co/

Current Number of Employees:

1

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)*
Total Assets	$667,124	$1,298,270

Cash & Cash Equivalents	$162,787	$670,675
Accounts Receivable	$90,961	$43,534
Short-term Debt	$136,640	$70,228
Long-term Debt	$1,152,276	$1,559,032
Revenues/Sales	$3,179,650	$924,429
Cost of Goods Sold	$2,651785	$779,871
Taxes Paid	$0	$0
Net Income	($1,023,215)	($644,070)

*Company was incorporated on January 9, 2020.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 27, 2022

FORM C-AR

Union Electric Supply Inc.

UNION ⚡ ELECTRIC

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Union Electric Supply Inc., a Delaware corporation ("**Union Electric,**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://unionelectric.co/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Union Electric Supply Inc. is a cannabis supplier, incorporated in Delaware as a corporation on January 9, 2020.

The Company is located at 4055 Redwood Ave, #447, Los Angeles, CA 90066.

The Company's website is https://unionelectric.co.

The Company conducts business in the United States, and sells cannabis in California and branded Union Electric hats, t-shirts, sweatshirts and other merchandise through the internet throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/union-electric.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

The cannabis industry is highly competitive and evolving.

The market for businesses in the cannabis industry is highly competitive and evolving. There may be no material aspect of our business that is protected by patents, copyrights, trademarks or trade names, and we may face strong competition from larger companies, including in our search for an initial business combination and those that may offer similar products and services to ours following our initial business combination. Our potential competitors may have longer operating histories, significantly greater financial, marketing or other resources and larger client bases than we will, and there can be no assurance that we will be able to successfully compete against these or other competitors. Additionally, because the cannabis industry is at an early stage, a potential target cannabis company may face additional competition from new entrants, including as a result of an increased number of licenses granted under any applicable regulatory regime.

If the number of users of medical cannabis increases, and/or if the national demand for recreational cannabis increases, the demand for products will increase and we expect that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, a target business may require a continued high level of investment in research and development, marketing, sales and client support. However, a potential target business may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis, which could materially and adversely affect our business, financial condition and results of operations. Additionally, as new technologies related to the cultivation, processing, manufacturing and research and development of cannabis are being explored, there is potential for third party competitors to be in possession of superior technology that would reduce any relative competitiveness a potential business target may have.

As the legal landscape for cannabis continues to evolve, it is possible that the cannabis industry will undergo consolidation, creating larger companies with greater financial resources, manufacturing and marketing capabilities and product offerings. Given the rapid changes affecting the global, national, and regional economies generally and the cannabis industry, in particular, we may not be able to create and maintain a competitive advantage in the marketplace. Our success will depend on our ability to keep pace with any changes in our markets, particularly, legal and regulatory changes. For example, it is likely that we, and our competitors, will seek to introduce new products in the future. Our success will also depend on our ability to respond to, among other things, changes in the economy, market conditions, and competitive pressures. Any failure by us to anticipate or respond adequately to such changes could have a material adverse effect on our financial condition and results of operations.

Confusion between legal Cannabis and illegal Cannabis.

There is risk that confusion or uncertainty surrounding our products with regulated cannabis could occur on the state or federal level and impact us. We may have difficulty with establishing banking relationships, working with investment banks and brokers who would be willing to offer and sell our securities or accept deposits from shareholders. Any of these additional factors, should they occur, could also affect our business, prospects, assets or results of operation could have a material adverse effect on the business, prospects, results of operations or financial condition of the Company.

The cannabis industry could face strong opposition from other industries.

We believe that established businesses in other industries may have a strong economic interest in opposing the development of the cannabis industry. Cannabis may be seen by companies in other industries as an attractive alternative to their products, including recreational marijuana as an alternative to alcohol, and medical marijuana as an alternative to various commercial pharmaceuticals. Many industries that could view the emerging cannabis industry as an economic threat are well established, with vast economic and United States federal and state lobbying resources. It is possible that companies within these industries could use their resources to attempt to slow or reverse legislation legalizing cannabis. Any inroads these companies make in halting or impeding legislative initiatives that would be beneficial to the cannabis industry could have a detrimental impact on our clients and, in turn, on our operations.

Many cannabis activities, products, and services still violate law.

The legal patchwork to which cannabis companies are subject is still evolving and frequently uncertain. While we believe that anti-cannabis laws are softening and that the trend is toward the legalization of cannabis products, many states and the U.S. government still view some or all cannabis activity as illegal. Notwithstanding this uncertainty, we intend to do our best to engage in activities that are unambiguously legal and to use what influence we have with our affiliates for them to do the same. But we will not always have control over those companies with whom we do business, and there is a risk that we could suffer a substantial and material loss due to routine legal prosecution. Similarly, many jurisdictions have adopted so-called "zero tolerance" drug laws and laws prohibiting the sale of what is considered drug paraphernalia. If our or our affiliates' activities related to cannabis activities, products, and services are deemed to violate one or more federal or state laws, we may be subject to civil and criminal penalties, including fines, impounding of cannabis products, and seizure of our assets.

Limited standardized research on the effect of cannabis.

To date, there is limited standardization in the research of the effects of cannabis, and future clinical research studies may lead to conclusions that dispute or conflict with our understanding and belief regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis. Research in Canada, the United States and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids (such as CBD and THC) remains in relatively early stages. Future research and clinical trials may draw opposing conclusions to statements in this prospectus or could reach different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to cannabis, which could adversely affect social acceptance of cannabis and the demand for our products.

Many cannabis businesses are dependent on key personnel with sufficient experience in the cannabis industry.

The success of businesses in the cannabis industry is largely dependent on the performance of their respective management teams and key employees and their continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and significant costs may be incurred to attract and retain them. The loss of the services of any key personnel, or an inability to attract other suitably qualified persons when needed, could prevent a business from executing on its business plan and strategy, and the business may be unable to find adequate replacements on a timely basis, or at all.

Because cannabis is illegal under U.S. federal law, cannabis businesses may be subject to civil asset forfeiture.

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture. Even if such insurance is otherwise available, we may not obtain such insurance, it may be more expensive that traditional insurance, and it may nonetheless exclude claims for certain matters, including matters illegal under U.S. federal law.

We may be subject to constraints on and differences in marketing our products under varying state laws.

There may be restrictions on sales and marketing activities imposed by government regulatory bodies that could hinder the development of our business and operating results. Restrictions may include regulations that specify what, where and to whom product information and descriptions may appear and/or be advertised. Marketing, advertising, packaging and labeling regulations also vary from state to state, potentially limiting the consistency and scale of consumer branding communication and product education efforts. The regulatory environment in the U.S. limits our ability to compete for market share in a manner similar to other industries. If we are unable to effectively market our products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for our products, our sales and operating results could be adversely affected.

The results of future clinical research may be unfavorable to cannabis which may have a material adverse effect on the demand for our products.

Research regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Although we believe that various articles, reports and studies support our beliefs regarding the medical benefits, viability, safety, efficacy and dosing of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding cannabis. Further, the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception can be significantly influenced by scientific research or findings regarding the consumption of cannabis products. There can be no assurance that future scientific research or findings will be favorable to the cannabis market or any particular product, or consistent with earlier research or findings. Future research studies and clinical trials may draw opposing conclusions to those stated in current research or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, or other facts related to cannabis, which could have a material adverse effect on the demand for our products, and therefore on our business, prospects, revenue, results of operation and financial condition.

Inconsistent public opinion and perception of the medical and adult-use cannabis industry hinders market growth and state adoption.

Public opinion and support for medical and adult-use cannabis has traditionally been inconsistent and varies from jurisdiction to jurisdiction. While public opinion and support appears to be rising generally for legalizing medical and adult-use cannabis, it remains a controversial issue subject to differing opinions surrounding the level of legalization (for example, medical cannabis as opposed to legalization in general). Inconsistent public opinion and perception of the medical and adult-use cannabis may hinder growth and state adoption which could have a material adverse effect on our business, financial condition or results of operations.

Our investors and our directors, officers and employees who are not U.S. citizens may be denied entry into the United States.

Because cannabis remains illegal under United States federal law, those individuals who are not U.S. citizens employed at or investing in legal and licensed U.S. cannabis companies could face detention, denial of entry or lifetime bans from the United States for their business associations with U.S. cannabis businesses. Entry happens at the sole discretion of U.S. Customs and Border Protection ("**CBP**") officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a foreign national. The government of Canada has started warning travelers on its website that previous use of cannabis, or any substance prohibited by United States federal laws, could mean denial of entry to the United States. Business or financial involvement in the legal cannabis industry in Canada or in the United States could also be reason enough for United States border guards to deny entry. On September 21, 2018, CBP released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that Canada's legalization of cannabis will not change CBP enforcement of United States laws regarding controlled substances and, because cannabis continues to be a controlled substance under United States law, working in or facilitating the proliferation of the legal cannabis industry in U.S. states where it is deemed legal or Canada may affect admissibility to the United States. As a result, CBP has affirmed that, employees, directors, officers, managers and investors of companies involved in business activities related to cannabis in the United States or Canada (such as us), who are not United States citizens face the risk of being barred from entry into the United States for life. On October 9, 2018, CBP released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry. CBP stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada coming into the United States for reasons unrelated to the cannabis industry will generally be admissible to the United States; however, if such person is found to be coming into the United States for reasons related to the cannabis industry, such person may be deemed inadmissible.

We are subject to a number of risks because cannabis is illegal under federal law.

Cannabis is illegal under federal law. Federal law and enforcement may adversely affect the implementation of medical cannabis and/or adult-use cannabis laws, and may negatively impact our revenues and profits.

Under the Controlled Substances Act ("**CSA**"), the U.S. Government lists cannabis as a Schedule I controlled substance (i.e., deemed to have no medical value), and accordingly the manufacturing (cultivation), sale, or possession of cannabis is federally illegal. It is also federally illegal to advertise the sale of cannabis or to sell paraphernalia designed or intended primarily for use with cannabis, unless the paraphernalia is authorized by federal, state, or local law. The United States Supreme Court has ruled in *United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich*, 532 U.S. 483 (2001), that the federal government has the right to regulate and criminalize cannabis, even for medical purposes. The illegality of cannabis under federal law preempts state laws that legalize its use. Therefore, strict enforcement of federal law regarding cannabis would likely adversely affect our revenues and results of operations.

Other laws that directly impact the cannabis growers that are end users of certain of our products include:

- Businesses trafficking in cannabis may not take tax deductions for costs beyond costs of goods sold under Code Section 280E. There is no way to predict how the federal government may treat cannabis business from a taxation standpoint in the future and no assurance can be given to what extent Code Section 280E, or other tax-related laws and regulations, may be applied to cannabis businesses in the future.
- Because the manufacturing (cultivation), sale, possession and use of cannabis is illegal under federal law, cannabis businesses may have restricted intellectual property and proprietary rights, particularly with respect to obtaining and enforcing patents and trademarks. In addition, cannabis businesses may face court action by third parties under the Racketeer Influenced and Corrupt Organizations Act ("**RICO**"). Intellectual property and proprietary rights could be impaired as a result of cannabis business, and cannabis businesses could be named as a defendant in an action asserting a RICO violation.
- Federal bankruptcy courts cannot provide relief for parties who engage in cannabis or cannabis businesses. Recent bankruptcy rulings have denied bankruptcies for cannabis dispensaries upon the justification that businesses cannot violate federal law and then claim the benefits of federal bankruptcy for the same activity and upon the justification that courts cannot ask a bankruptcy trustee to take possession of, and distribute cannabis assets as such action would violate the CSA. Therefore, cannabis businesses may not be able to seek the protection of the bankruptcy courts and this could materially affect their financial performance and/or their ability to obtain or maintain credit.
- Since cannabis is illegal under federal law, there is a strong argument that banks cannot accept for deposit any funds from businesses involved in the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Any such inability to open or maintain bank accounts may make it difficult for cannabis businesses to operate. Under the Bank Secrecy Act ("**BSA**"), banks must report to the federal government any suspected illegal activity, which includes any transaction associated with a cannabis business. These reports must be filed even though the business is operating legitimately under state law.
- Insurance that is otherwise readily available, such as general liability and directors and officer's insurance, may be more difficult to find, and more expensive.

The former administration, or any new administration or attorney general, could change federal enforcement policy or execution and decide to enforce the federal cannabis laws more strongly. On January 4, 2018, former U.S. Attorney General Jeff Sessions issued a memorandum rescinding previous guidance (directing U.S. Department of Justice and the U.S. Attorneys' offices to focus their cannabis enforcement efforts under federal law only in identified priority areas, such as sale to minors, criminal enterprises, and interstate sales). Under the Sessions memorandum, local U.S.

Attorneys' offices retain discretion regarding the prosecution of cannabis activity authorized under state laws and regulations. While former U.S. Attorney General William Barr expressed support for the National Organization to Reform Marijuana Laws ("**NORML**") during his Senate testimony on April 10, 2019, further change in the federal approach towards enforcement could negatively affect the industry, potentially ending it entirely. Any such change in the federal government's enforcement of current federal laws could cause significant financial damage to us. The legal uncertainty and possible future changes in law could negatively affect our growth, revenues, results of operations and success generally.

Federal authorities may decide to change their current posture and begin to enforce current federal cannabis law and, if they decide to ignore the principles in the Cole Memorandum issued in 2013 (the "**Cole Memorandum**") and begin to aggressively enforce such laws, it is possible that they could allege that we violated federal laws by selling products used in the cannabis industry. As a result, active enforcement of the current federal regulatory position on cannabis may thus directly or indirectly adversely affect our revenues and profits.

Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on our business, including our reputation and ability to conduct business, the listing of our securities on any stock exchanges, the settlement of trades of our securities, our ability to obtain banking services, our financial position, operating results, profitability or liquidity or the market price of our publicly traded shares. In addition, it is difficult for us to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

Successful litigation by non-cannabis states affected by cannabis legalization could have significant adverse effects on our business.

Due to variations in state law among states sharing borders, certain states which have not approved any legal sale of cannabis may seek to overturn laws legalizing cannabis use in neighboring states. For example, in December 2014, the attorney general of each of Nebraska and Oklahoma filed a complaint with the U.S. Supreme Court against the state of Colorado arguing that the Supremacy Clause (Article VI of the U.S. Constitution) prohibits Colorado from passing laws that conflict with federal anti-drug laws and that Colorado's laws are increasing cannabis trafficking in neighboring states that maintain cannabis bans, thereby putting pressure on such neighboring states' criminal justice systems. In March 2016, the U.S. Supreme Court, voting 6-2, declined to hear this case, but there is no assurance that it will do so in the future. Additionally, nothing prevents states' attorneys general from using the same or similar cause of action for a lawsuit in a lower federal or other court.

Previously, the U.S. Supreme Court has held that drug prohibition is a valid exercise of federal authority under the commerce clause; however, it has also held that an individual state itself is not required to adopt or enforce federal laws with which it disagrees. If the U.S. Supreme Court rules that a legal cannabis state's legislation is unconstitutional, that could result in legal action against other states with laws legalizing medical and/or recreational cannabis use. Successful prosecution of such legal actions by non-cannabis states could have significant adverse effects on our business.

There are risks related to the cannabis industry to which we may become subject.

We are subject to, and possibly adversely affected by, the following risks:

- The cannabis industry is extremely speculative and its legality is uncertain, making it subject to inherent risk;
- Use of cannabis that is not in compliance with the CSA is illegal under U.S. federal law, and therefore, strict enforcement of U.S. federal laws regarding the use, cultivation, manufacturing, processing, transportation, distribution, storage and/or sale of cannabis would likely result in our inability to execute a business plan in the cannabis industry;
- Changes in the current policies of the Biden Administration and the U.S. Department of Justice resulting in

heightened enforcement of U.S. federal cannabis laws may negatively impact our ability to pursue our prospective business operations and/or generate revenues;

- U.S. federal courts may refuse to recognize the enforceability of contracts pertaining to any business operations that are deemed illegal under U.S. federal law and, as a result, cannabis-related contracts could prove unenforceable in such courts;
- Consumer complaints and negative publicity regarding cannabis related products and services could lead to political pressure on states to implement new laws and regulations that are adverse to the cannabis industry, to not modify existing, restrictive laws and regulations or to reverse current favorable laws and regulations relating to cannabis;
- Assets leased to cannabis businesses may be forfeited to the U.S. federal government in connection with government enforcement actions under U.S. federal law;
- U.S. Food and Drug Administration regulation of cannabis and the possible registration of facilities where cannabis is grown could negatively affect the cannabis industry, which could directly affect our financial condition;
- Due to our involvement in the regulated cannabis industry, we may have a difficult time obtaining the various insurance policies that are needed to operate our business, which may expose us to additional risks and financial liabilities;
- The cannabis industry may face significant opposition from other industries that perceive cannabis products and services as competitive with their own, including but not limited to the pharmaceutical industry, adult beverage industry and tobacco industry, all of which have powerful lobbying and financial resources;
- Many national and regional banks have been resistant to doing business with cannabis companies because of the uncertainties presented by federal law and, as a result, we may have difficulty accessing the service of banks, which may inhibit our ability to open bank accounts or otherwise utilize traditional banking services;
- Due to our proposed involvement in the regulated cannabis industry, we may have a difficult time obtaining financing in connection with our initial business combination or thereafter;
- Laws and regulations affecting the regulated cannabis industry are varied, broad in scope and subject to evolving interpretations, and may restrict the use of the properties we acquire or require certain additional regulatory approvals, which could materially adversely affect our operations;
- National securities exchanges may not list companies engaged in the cannabis industry; and
- Risks similar to those discussed above based on regulations of other jurisdictions in which a prospective target may operate or be organized in.

Any of the foregoing could have an adverse impact on our operations following a business combination.

There is uncertainty in pricing and demand for cannabis-based products.

The anticipated pricing of cannabis products may differ substantially from current levels given changes in the competitive and regulatory landscape. The potential target company's business model may be susceptible to erosion of profitability should cannabis and cannabis-related products experience secular pricing changes. Potential sources of pricing changes include over-production, regulatory action, increased competition or the emergence of new competitors. Additionally, even if pricing of the broader cannabis and cannabis-related product market is sustained, there is no guarantee that a potential target cannabis company will be successful in creating and maintaining consumer demand and estimated pricing levels. To do this, the potential target company may be dependent upon, among other things, continually producing desirable and effective cannabis and cannabis-related products and the continued growth in the aggregate number of cannabis consumers. Campaigns designed to enhance the potential target company's brand and attract consumers, subject to restrictions imposed by law, can be expensive and may not result in increased sales. If the potential target company is unable to attract new consumers, it may not be able to increase its sales.

Certain events or developments in the cannabis industry more generally may impact our reputation.

Damage to our reputation can result from the actual or perceived occurrence of any number of events, including any negative publicity, whether true or not. If we acquire a target business in the cannabis industry, because cannabis has been commonly associated with various other narcotics, violence and criminal activities, there is a risk that our business might attract negative publicity. There is also a risk that the actions of other companies, service providers and customers in the cannabis industry may negatively affect the reputation of the industry as a whole and thereby negatively impact our reputation. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share negative opinions and views in regards to our activities and the cannabis industry in general, whether true or not.

We do not ultimately have direct control over how we or the cannabis industry is perceived by others. Reputational issues may result in decreased investor confidence, increased challenges in developing and maintaining community relations and present an impediment to our overall ability to advance our business strategy and realize our growth prospects.

Many cannabis businesses are subject to significant environmental regulations and risks.

Participants in the cannabis industry are subject to various environmental regulations in the jurisdictions in which they operate. These regulations may mandate, among other things, the maintenance of air and water quality standards and land reclamation. These regulations may also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect a potential target business.

A drop in the retail price of cannabis products may negatively impact our business.

The fluctuations in economic and market conditions that impact the prices of commercially grown cannabis, such as increases in the supply of cannabis and decreases in demand for cannabis, could have a negative impact on our clients that are cannabis producers, and therefore could negatively impact our business

The legality of cannabis uses could be reversed in one or more states.

The voters or legislatures of states in which various marijuana uses have been legalized could potentially repeal applicable laws which permit the operation of both medical and retail marijuana and cannabis related businesses. These actions might force us to cease aspects of our operations in one or more states entirely.

Changes in consumer preferences and acceptance of cannabis, or any negative trends, will adversely affect our business.

Our business is substantially dependent on market acceptance of cannabis. Market perception of cannabis can be significantly influenced by a number of social, political and economic factors that are beyond our control, including scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding such products and treatments. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the market for any of our current or future cannabinoid-based therapies. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products, as well as our business, results of operations, financial condition and cash flows.

We also believe that large, well-funded pharmaceutical and other related businesses and industries may have economic reasons to oppose cannabinoid-based therapies. The pharmaceutical industry is well-funded with a strong and experienced lobby presence at both the federal and state levels, as well as internationally, that surpasses financial resources of the current group of medical cannabis research and development companies. Any effort by the pharmaceutical lobby to halt or delay cannabinoid-based medical products and therapies could have a detrimental impact on our business.

The Federal Government's attitude toward cannabis could materially harm our business.

Changes to the Federal Government's administration and the manner in which the federal government regulates cannabis, including how it intends to enforce laws prohibiting medical marijuana and recreational cannabis use, could materially negatively affect our business.

If recreational or medical-use consumers elect to produce cannabis for their own purposes, it could reduce the addressable market for a potential target cannabis company's products.

Cannabis regulations may permit the end user to produce cannabis for their own purposes. It is possible that the ability of an end user to produce cannabis for their own purposes could significantly reduce the addressable market for a potential target cannabis company's products and could materially and adversely affect the business, financial condition and results of operations of a potential target cannabis company.

An initial surge in demand for cannabis may result in supply shortages in the short term, while in the longer term, supply of cannabis could exceed demand, which may cause a fluctuation in revenue.

Changes in the legal status of cannabis may result in an initial surge in demand. As a result of such initial surge, cannabis companies operating under such changed legal regime may not be able to produce enough cannabis to meet demand of the adult-use recreational and medical markets, as applicable. This may result in lower than expected sales and revenues and increased competition for sales and sources of supply.

However, in the future, cannabis producers may produce more cannabis than is needed to satisfy the collective demand of the adult-use recreational and medical markets, as applicable, and they may be unable to export that oversupply into other markets where cannabis use is fully legal under all applicable jurisdictional laws. As a result, the available supply of cannabis could exceed demand, resulting in a significant decline in the market price for cannabis. If such supply or price fluctuations were to occur, companies operating in the cannabis industry may see revenue and profitability fluctuate materially and their business, financial condition, results of operations and prospects may be adversely affected.

Competition from synthetic products may adversely affect the business, financial condition or results of operations of a potential target cannabis company.

The pharmaceutical industry may attempt to dominate the cannabis industry, and in particular, legal cannabis, through the development and distribution of synthetic products which emulate the effects of cannabis. If they are successful, the widespread popularity of such synthetic products could change the demand, volume and profitability of the cannabis industry. This could adversely affect the ability of a potential target cannabis company to secure long-term profitability and success through the sustainable and profitable operation of the anticipated businesses and investment targets, and could have a material adverse effect on a potential target cannabis company's business, financial condition or results of operations.

The cannabis industry is subject to transportation disruptions, including those related to an agricultural product.

As a business revolving mainly around the growth of an agricultural product, the ability to obtain speedy, cost-effective and efficient transport services will be essential to the prolonged operations of a potential target cannabis company's business. Should such transportation become unavailable for prolonged periods of time, it could have a material adverse effect on the potential target company's business, financial condition and results of operations. Due to the nature of a potential target cannabis company's products, security of the product during transportation to and from its facilities may be important. A breach of security during transport or delivery could have a material adverse effect on a potential target company's business, financial condition and results of operations. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of regulatory authorities, could also have an impact on the potential target company's ability to continue operating under its license or the prospect of renewing its licenses.

To the extent we acquire cannabis businesses or assets, there may be a lack of access to U.S. bankruptcy protections.

Because cannabis is illegal under U.S. federal law, many courts have denied cannabis businesses bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If a company we acquire as part of a qualifying transaction were to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available, which could have a material adverse effect on the financial condition and prospects of such business and on the rights of its lenders and security holders.

Any of the foregoing could have an adverse impact on our operations following a business combination. However, our efforts in identifying prospective target businesses are not restricted to the cannabis industry. Accordingly, if we acquire a target business in another industry, these risks will likely not affect us and we will be subject to other risks attendant with the specific industry in which we operate or target business which we acquire, none of which can be presently ascertained.

Our success may be dependent on additional states legalizing recreational and/or medical cannabis use.

Continued development of the recreational and medical cannabis markets is dependent upon continued legislative authorization of cannabis at the state level for recreational and/or medical purposes. Any number of factors could slow or halt the progress. Furthermore, progress, while encouraging, is not assured, and the process normally encounters setbacks before achieving success. While there may be ample public support for legislative proposals, key support must be created in the relevant legislative committee or a bill may never advance to a vote. Numerous factors impact the legislative process. Any one of these factors could slow or halt the progress and adoption of cannabis for recreational and/or medical purposes, which would limit the overall available market for our products and services, which could adversely impact our business, revenue and earnings.

High tax rates on cannabis and compliance costs in California may limit our customer base.

The State of California imposes a 15.0% excise tax on products sold at licensed cannabis dispensaries. Local jurisdictions typically impose additional taxes on cannabis products. In addition, our supply chain incurs significant costs complying with state and local laws and regulations. As a result, our products, which are sold through licensed dispensaries will likely cost more than similar products sold by unlicensed vendors and we may lose market share to those vendors.

New California regulations caused licensing shortages and future regulations may create other limitations that decrease the demand for our products. State level regulations adopted in the future may adversely impact our business. The base of cannabis growers in the U.S. has grown over the past 20 years since the legalization of cannabis for medical uses in states such as California, Colorado, Michigan, Nevada, Oregon and Washington, with a large number of those growers depending on products similar to those we market. The U.S. cannabis market is still in its infancy and early adopter states such as California, Colorado and Washington represent a large portion of historical industry revenues. If the U.S. cannabis cultivation market does not grow as expected, our business, financial condition and results of operations could be adversely impacted.

Cannabis remains illegal under U.S. federal law, with cannabis listed as a Schedule I substance under the CSA. Notwithstanding laws in various states permitting certain cannabis activities, all cannabis activities, including possession, distribution, processing and manufacturing of cannabis and investment in, and financial services or transactions involving proceeds of, or promoting such activities remain illegal under various U.S. federal criminal and civil laws and regulations, including the CSA, as well as laws and regulations of several states that have not legalized some or any cannabis activities to date. Compliance with applicable state laws regarding cannabis activities does not protect us from federal prosecution or other enforcement action, such as seizure or forfeiture remedies, nor does it provide any defense to such prosecution or action. Cannabis activities conducted in or related to conduct in multiple states may potentially face a higher level of scrutiny from federal authorities. Penalties for violating federal drug, conspiracy, aiding, abetting, bank fraud and/or money laundering laws may include prison, fines, and seizure/forfeiture of property used in connection with cannabis activities, including proceeds derived from such activities.

Disruptions to cultivation, manufacturing and distribution of cannabis in California may negatively affect our access to products for sale at dispensaries with which we partner.

California laws and regulations require us to purchase products only from licensed vendors and through licensed distributors. To date, a relatively small number of licenses have been issued in California to cultivate, manufacture and distribute cannabis products. In addition, our products are currently cultivated and manufactured by third parties. As a result, if an insufficient number of cultivators, manufacturers and distributors are able to obtain licenses our ability to purchase products and bring them to market through authorized and licensed dispensaries may be limited and may impact our sales.

California state law requires that all commercial cannabis businesses, including cultivators, dispensaries, delivery services, extractors, concentrate, edible and topical manufacturers, distributors, and testing laboratories hold a state license in order to operate. The Bureau of Cannabis Control (BCC) is the lead agency in regulating commercial cannabis licenses for medical and adult-use cannabis in California. The Bureau is responsible for licensing retailers, distributors, testing labs, and temporary cannabis events. We currently partner with third party cultivators, delivery services, extractors, manufacturers, distributors and similar businesses to bring our products to market. Where required, these third parties operate under licenses that have been granted by the BCC, however, no assurance can be given that our current supply chain partners will be successful in keeping such licenses. In the event the Bureau rescinds or changes the status of their licenses, our operations would be impacted and potentially cease.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021 and into the future due to COVID-19, the Company's revenue may be adversely affected.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Tyler Allen Wakstein, our Chief Executive Officer and Director, Kris Bjornerud, our Chief Financial Officer and Director and Ryan Bobik, our Chief Operating Officer. The company has entered into an employment agreement with its General Manager, Alex Maniatis, it has not done so with Tyler Allen Wakstein, Kris Bjornerud, or Ryan Bobik and there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The recent resignation of the previous Chief Executive Officer, Alexander Max Goldstein has been a significant impact, however the leadership of the existing executive team has allowed the Company to navigate this change with minimal impact to the Company's business, financial condition, cash flow and results of operations.

~~In particular, we are dependent on Tyler Allen Wakstein our Chief Executive Officer and Director, Kris Bjornerud, our Chief Financial Officer and Director, and Ryan Bobik, our Chief Operating Officer and Director. Although the Company and Mr. Alex Maniatis have entered into an employment agreement, the Company has not entered into employment agreements with Ryan Bobik, Kris Bjornerud and Tyler Allen Wakstein, and there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Alexander Max Goldstein, Kris Bjornerud, and Tyler Allen Wakstein, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.~~

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

**BUSINESS**

Description of the Business

Union Electric partners with leading California state-licensed cultivators to manufacture packaged cannabis products.

Business Plan

Union Electric provides access to premium & affordable Cannabis from California's top cultivators straight to the dispensary door. Through partnerships and alliances with the leaders across the California value chain, we have a shared commitment to the fair development of the industry and in turn pass along cost-saving measures to consumers. Our values all stem from our ability to act together. We are here to serve our consumers, our industry and our partners.

The Company's Products and/or Services

Product / Service	Description	Current Market
Cannabis Flower	Cannabis	Cannabis Flower currently available in 1/8th, 1oz pouches and pre-rolls. Union Electric is sold in retail channels focused on the price-sensitive, everyday cannabis consumer.
Branded Merchandise	Hats, T-shirts, Sweatshirts, Accessories	Sold direct to consumer to all 50 states.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Many cannabis brands have already won and lost market share in California in the early days of adult-use cannabis sales and the industry remains immature and fragmented. The top-10 brands only account for 27% of the state's $348.3M in sales in August, 2020 while the top 5 beer brewers accounted for 79% of U.S. sales in 2019. A lack of trusted brands and the rapidly expanding consumer base is enabling Union Electric to grow quickly. Some of the major cannabis brands in the California cannabis market include Cookies, Caliva, Flow Kana, Stiizy and Pacific Stone.

Customer Base

Union Electric's cannabis products are purchased across wholesale channels by everyday consumers who value quality and affordability. 94.7% of Union Electric customers surveyed consumed cannabis at least once per day and over 84% consumed it multiple times per day. Purchasing and daily consumption of top-shelf flower can cost over $3000 per year or about 10% of the median yearly income of a California resident. Union Electric has attracted customers by meeting the quality standards of daily consumers at a fraction of the cost of leading indoor flower brands.

Supply Chain

Our cannabis products are dependent on locally licensed cultivators, manufacturers and distributors that move Union Electric products through the supply chain. We cannot be certain about the future of cannabis regulation and how any changes could impact our business.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
90204579	UNION ELECTRIC	WORD MARK	9/23/2020	February 22, 2022	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Tyler Allen Wakstein	Chief Executive Officer and Director	As the Company's CEO, Mr. Wakstein is responsible for the overall performance of the Company, strategic partnerships, corporate development, and investor communications . Additionally, during the last three years, Mr. Wakstein has been affiliated with OpenNest Labs and Trailblazers Presents where he has led strategy and community development.	Bachelor of Arts, Johnson & Wales University; 2008
Kristoffer Bjornerud	Chief Financial Officer and Director	As the Company's CFO, Mr. Bjornerud is responsible for finance and fundraising operations. Additionally, during the last three years, Mr. Bjornerud has been affiliated with OpenNest Labs and Wavemaker VC where he has led investments.	B.S. Finance, Virginia Tech; 2004 MBA, University of Southern California; 2012
Ryan Bobik	Chief Operating Officer	As the Company's COO, Mr. Bobik is responsible for the general business operations, strategy, and sales. Mr. Bobik has been affiliated with OpenNest Labs and Trailblazers Presents where he has led operations.	B.S. Finance, Accounting, University of Delaware; 2012

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Additionally, the Company's certificate of incorporation provides: the Company will, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, (i) by reason of the fact that such person is or was a director or is or was serving at the request of the Corporation as a director of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans or (III) in such person's capacity as an officer, employee or agent of the Company or in such person's capacity as an officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, that such person is or was serving at the request of the Corporation (each such person described in the foregoing clauses (i) and

(III), a "Covered Person"), against expenses (including attorney's fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred (and not otherwise recovered) in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing does not require this corporation to indemnify any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person other than an action authorized by the Company's Board of Directors. Such indemnification will not be exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and will inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification under the foregoing paragraph will be deemed to have met the standard of conduct required for such indemnification unless the contrary will be established. The Company will pay on a current and as-incurred basis expenses incurred by any Covered Person in defending or otherwise participating in any action, suit, proceeding or claim in advance of the final disposition of such action, suit, proceeding or claim, including appeals, upon presentation of (i) an unsecured written undertaking to repay such amounts if it is ultimately determined that the person is not entitled to indemnification hereunder and (Ill) adequate documentation reflecting such expenses.

Employees

The Company currently has 1 employee.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 3,300,000 shares of common stock, par value $0.001 per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	2,796,500
Par Value Per Share	$0.001
Voting Rights	Each holder of record of Common Stock is entitled to one vote in person or by proxy for each share of such stock.
Anti-Dilution Rights	none
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	50.9%

Type	Crowd SAFE (Simple Agreement for Future Equity)
Amount Outstanding	$282,122.07*
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Upon a sale, or series of related sales, by the Company of equity securities in the Company for which the Company receives gross proceeds of not less than $1,000,000.00, the Company may elect to convert the Crowd SAFEs into a Shadow Series of equity securities in the Company bearing a $30,000,000 valuation cap.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.9%

* This amount includes the fee of 2.0% of the Crowd SAFEs issued due to the intermediary for the offering.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	SAFEs
Face Value	$925,000
Voting Rights	Each SAFE is convertible into certain securities of the Company issued in connection with the Company's next equity financing for the principal purpose of raising capital pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation. Upon conversion of the SAFE, the holders may have one vote for each share of stock held by such stockholders.
Anti-Dilution Rights	None
Material Terms & How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of any securities convertible from any SAFE and its potential future issuance may be dilutive and could adversely affect the value of the Securities or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act. Please note that the percentage calculated here is based on the valuation cap of each SAFE, which is $10 million. Each SAFE also has a 20% discount rate. The percentage calculation assumes the SAFEs will convert at their valuation cap and assumes no new issuances of securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.3%

Type	Convertible Notes
Face Value	$525,000
Material Terms	**Next Equity Financing**: Each convertible note is convertible into certain securities of the Company issued in connection with the Company's the next sale (or series of related sales) by the Company of its preferred stock to investors for the principal purpose of raising capital (x) with aggregate gross cash proceeds to the Company of at least $1,000,000 (excluding the sale or conversion of the note), with the rights and designations of preferred stock to be established by the Board of Directors pursuant to its certificate of incorporation or operating agreement, as the case may be; or (y) which the holders of a majority in interest of the aggregate principal amount of the notes elect in writing to treat as a the next equity financing. **Maturity Date**: February 22, 2023, the closing of the next qualified

	financing and the closing of a certain change of control event.
	Automatic Conversion: the outstanding principal amount and all accrued and unpaid interest due under each note will automatically convert into certain securities upon the closing of the Company's next equity financing at the lesser of 80% of the lowest price per share of the certain equity securities issued in the next qualified financing and the price equal to a $3,000,000 valuation cap divided by a certain fully-diluted capitalization of the Company.
	Optional Conversion: if the note remains outstanding as of the Maturity Date, then each holder of a note may elect to demand repayment of the outstanding principal amount and accrued and unpaid interest in cash as otherwise required by the Note or convert the note into certain equity securities of the company based on a price per share equal to the Note into certain shares equal to the outstanding amount of the note divided by the price per share equal to $3,000,000 divided by a certain fully-diluted capitalization of the Company as of the maturity date.
	Upon conversion of the convertible note, the holders may have one vote for each share of stock held by such stockholders.
Anti-Dilution Rights	None
Material Terms & How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of any securities convertible from any convertible note and its potential future issuance may be dilutive and could adversely affect the value of the Securities or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act. Please note that the percentage calculated here is based on the valuation cap of each convertible note, which is $3 million. Each convertible note also has a 20% discount rate. The percentage calculation assumes the convertible note will convert at their valuation cap and assumes no new issuances of securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	18.6%

Type	Stock Options, Restricted Stock and Stock Appreciation Rights under the Union Electric Supply, Inc. 2020 Equity Incentive Plan.
Amount Reserved / Amount Outstanding	640,000 / 280,375
Voting Rights	Each option is convertible into shares of Common Stock. Upon conversion of their options, the holders shall have one vote for each share of stock held by such stockholders. The holders of restricted common stock issued under the equity incentive plan shall have one vote for each share of stock held by

	such holder.
	The holders of stock appreciate rights have no voting rights.
Anti-Dilution Rights	None
Material Terms	The options, restricted stock or stock appreciation rights will be issued in accordance with the Company's equity incentive plan, which may include vesting provisions. The percentage calculated below assumes that all shares reserved for issuance have been issued and are outstanding.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors and the stockholders can authorize and issue additional options at a later Date. The availability of any Common Stock convertible from such options and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	9.1%

Type	Convertible Note
Face Value	$100,000
Material Terms	**Next Equity Financing**: Each convertible note is convertible into certain securities of the Company issued in connection with the Company's the next sale (or series of related sales) by the Company of its preferred stock to investors for the principal purpose of raising capital (x) with aggregate gross cash proceeds to the Company of at least $1,000,000 (excluding the sale or conversion of the note), with the rights and designations of preferred stock to be established by the Board of Directors pursuant to its certificate of incorporation or operating agreement, as the case may be; or (y) which the holders of a majority in interest of the aggregate principal amount of the notes elect in writing to treat as a the next equity financing.
	Maturity Date: February 22, 2023, the closing of the next qualified financing and the closing of a certain change of control event.
	Automatic Conversion: the outstanding principal amount and all accrued and unpaid interest due under each note will automatically convert into certain securities upon the closing of the Company's next equity financing at the lesser of 80% of the lowest price per share of the certain equity securities issued in the next qualified financing and the price equal to a $1,000,000 post-money valuation cap divided by a certain fully-diluted capitalization of the Company.
	Optional Conversion: if the note remains outstanding as of the Maturity Date, then each holder of a note may elect to demand repayment of the outstanding principal amount and accrued and

	unpaid interest in cash as otherwise required by the Note or convert the note into certain equity securities of the company based on a price per share equal to the Note into Conversion Shares equal to the Outstanding Amount divided by the price per share equal to $900,000 divided by a certain fully-diluted capitalization of the Company as of the Maturity Date.
	Upon conversion of the SAFE, the holders may have one vote for each share of stock held by such stockholders.
Anti-Dilution Rights	None
Material Terms & How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of any securities convertible from any convertible note and its potential future issuance may be dilutive and could adversely affect the value of the Securities or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act. Please note that the percentage calculated here is based on the valuation cap of each SAFE, which is $3 million. Each SAFE also has a 20% discount rate. The percentage calculation assumes the SAFEs will convert at their valuation cap and assumes no new issuances of securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	11.2%

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding*:

Type	Accounts Payable
Amount Outstanding	$2,726
Interest Rate and Amortization Schedule	n/a
Description of Collateral	n/a
Other Material Terms	n/a
Maturity Date	n/a

* Company has access to a revolving credit facility and a credit line in the aggregate amount of $500,000, under both of which the Company has no present indebtedness but on which the Company may drawdown in the future.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms

		of voting power)
OPENNEST LABS, LLC*	2,600,000 shares of common stock, par value $0.001 per share	92.973%

*See "Transactions with Related Persons and Conflicts of Interest" on page 33 for more information about OpenNest Labs, LLC.

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0	$0	$0

Operations

Union Electric Supply Inc. (the "**Company**") was incorporated on January 9, 2020 under the laws of the State of Delaware, and is headquartered in Los Angeles, California.

Liquidity and Capital Resources

On November 2, 2021, the Company closed an offering pursuant to Regulation CF and raised $276,590.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$2,400	2,400,000 shares of common stock	General corporate	3/30/2020	Section 4(a)(2)
Convertible Note	$100,000	1 Convertible Note	General corporate	2/18/2020	Section 4(a)(2)
SAFE*	$100,000	1 SAFE	General Corporate	3/12/2020	Section 4(a)(2)
SAFE**	$50,000	1 SAFE	General Corporate	4/30/2020	Section 4(a)(2)
Convertible Notes	$525,000	9 Convertible Notes	General Corporate	6/25/2020 – 8/31/2020	Section 4(a)(2)
Non-Qualified Stock Options	$0.00	24,000 options	n/a	7/3/2020	Rule 701
Non-Qualified Stock Options	$0.00	420,000 options	n/a	10/12/2020	Rule 701
SAFE	$925,000	9 SAFEs	General Corporate	10/14/2020 – 1/5/2021	Section 4(a)(2)
Common Stock	$60.00	60,000 shares of common stock	General Corporate	1/19/2021	Section 4(a)(2)
Incentive and Non-Qualified Stock Options	$0.00	162,500 options	n/a	2/19/2021	Rule 701
Common Stock	$7.70	7,700 shares of common stock	General Corporate	2/7/2021	Section 4(a)(2)
Common Stock	$6.30	6,300 shares of common stock	General Corporate	3/5/2021	Section 4(a)(2)
Common Stock	$200	200,000 shares of common stock	General Corporate	5/26/2021	Section 4(a)(2)
Nonqualified Stock Option	$0.00	51,250 options	n/a	10/19/2021	Rule 701

Crowd SAFE***	$276,590	276,590	Marketing, Personnel, Inventory Financing	11/02/2021	Reg CF
Nonqualified Stock Option	$0.00	24,375 options	n/a	01/01/2022	Rule 701
Common Stock	$122.50	122,500 shares of common stock issued upon exercise of option awards	General Corporate	10/20/2021 - 02/01/2022	Rule 701

*This SAFE was canceled, and is no longer outstanding.
**This SAFE was canceled, and is no longer outstanding.
*** This amount includes the fee of 2.0% of the Crowd SAFEs issued due to the intermediary for the offering.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

OpenNest Labs, LLC, holds 2,600,000 shares of common stock of the Company constituting over 97% of the voting control of the Company. Kris Bjornerud and Tyler Allen Wakstein, who are the Company's Chief Executive Officer, Chief Financial Officer, respectively, and the Directors of the Company, are managers of OpenNest Labs, LLC and are the beneficial owners of 15.07% and 15.07% of the membership interests of OpenNest Labs, LLC. Together, as managers, they control the operations of OpenNest Labs, LLC, which, in turn, has voting control of the Company. Upon approval of the Company's Board of Directors, the Company:

- on February 18, 2020, issued a $100,000 convertible note to OpenNest Labs, LLC with a valuation cap of $1,000,000 and a 20% discount;
- on March 12, 2020, issued a $100,000 SAFE to OpenNest Labs, LLC with a valuation cap of $3,000,000 and a 20% discount, which was later mutually canceled;
- on March 30, 2020, sold 2,400,000 shares of common stock to OpenNest Labs, LLC for an aggregate purchase price of $2,400.00;

- on April 14, 2020, entered into a $150,000 revolving credit note with OpenNest Labs, LLC as the Lender and the Company as the Borrower, which was later mutually canceled;
- on July 7, 2020, issued a $100,000 convertible note to OpenNest Labs, LLC with a valuation cap of $3,000,000 and a 20% discount;
- on September 1, 2020, issued a $100,000 convertible note to OpenNest Labs, LLC with a valuation cap of $3,000,000 and a 20% discount; and
- On May 26, 2021, issued 200,000 shares of common stock to OpenNest Labs, LLC for an aggregate purchase price of $200.00;
- On July 2, 2021 entered into a revolving credit note with OpenNest Labs, LLC as the Lender and the Company as the Borrower, for up to $500,000.

Kris Bjornerud and Tyler Allen Wakstein have an indirect interest in such transactions by virtue of their being members and managers of OpenNest Labs, LLC, although none of them receiving any consideration under such issuance. In their capacities as members of the Company's Board of Directors, Kris Bjornerud and Tyler Allen Wakstein approved and authorized the Company to enter into the foregoing transactions, and believed such transactions to be in the best interest of the Company.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Tyler Allen Wakstein

(Signature)

Tyler Allen Wakstein

(Name)

Chief Executive Officer

(Title)

I, Tyler Allen Wakstein the Chief Executive Officer of Union Electric Supply Inc., certify that the financial statements of Union Electric Supply Inc. included in this Form are true and complete in all material respects.

/sTyler Allen Wakstein

(Signature)

Tyler Allen Wakstein

(Name)

Chief Executive Officer

(Title)

04 / 27 / 2022

(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Tyler Allen Wakstein

(Signature)

Tyler Allen Wakstein

(Name)

Director

(Title)

04 / 27 / 2022

(Date)

/s/ Kristoffer Bjornerud *Kris Bjornerud*

(Signature)

Kristoffer Bjornerud

(Name)

Director

(Title)

04 / 27 / 2022

(Date)

/s/ Ryan Bobik *Ryan Bobik*

(Signature)

Ryan Bobik

(Name)

Director

(Title)

04 / 27 / 2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Profit and Loss
January - December 2021

	Total
INCOME	
40000 Sales	0.00
40010 D2C Sales	147,517.16
40015 Merchandise Income	910.00
40020 Distribuiton Revenues	3,031,223.56
Total 40000 Sales	**3,179,650.72**
Total Income	**3,179,650.72**
COST OF GOODS SOLD	
50000 Cost of Goods Sold	
50100 COGS - Product	1,876,655.48
50200 COGS - Merchandise	372.17
50300 COGS - Third Party Pass Through	170,351.95
51000 Cost of Sales - Regulatory Fees	547,135.94
52000 Cost of Sales - Other Fees	10,643.33
Total 50000 Cost of Goods Sold	**2,605,158.87**
53000 Shipping	4,911.54
54000 Packaging	41,713.98
Total Cost of Goods Sold	**2,651,784.39**
GROSS PROFIT	**527,866.33**
EXPENSES	
62000 Contractors	187,766.97
62100 Payroll Expenses	
62150 Payroll Processing Fees	892.50
62200 Salaries & Wages	321,456.77
62300 Payroll Taxes	25,848.65
62400 Employee Benefits	3,029.88
Total 62100 Payroll Expenses	**351,227.80**
62500 Legal & Professional Services	
62510 Legal	21,326.38
62520 Accounting	60,346.69
62530 HR & Recruiting	506.14
Total 62500 Legal & Professional Services	**82,179.21**
63000 Advertising & Marketing	77,012.99
63050 Customer Acquisition	
63051 Digital	300.00
63052 Customer Promotions	437,216.02
Total 63050 Customer Acquisition	**437,516.02**
63100 Marketing Expenses	1,174.45

	Total
63110 SWAG	78,455.71
63200 PR	25,352.00
63400 Production Expenses (Video/Photo)	81,057.96
63600 Marketing Consultants	113,827.90
63900 Other Marketing Expenses	2,873.99
Total 63100 Marketing Expenses	**302,742.01**
Total 63000 Advertising & Marketing	**817,271.02**
63500 Product R&D	1,653.87
63510 Product Manufacturing	2,499.80
64000 Meals & Entertainment	2,867.12
64100 Travel	
64105 Travel Parking	56.60
64110 Travel Ground Transportation/Mileage	4,466.21
64115 Travel Meals	841.76
64120 Travel Airfare	3,070.34
64125 Travel Lodging	7,842.71
Total 64100 Travel	**16,277.62**
66000 Office Supplies	3,637.74
66005 Office Meals	31.46
66100 Software Subscriptions	9,218.53
66400 Telephone & Internet	29.00
66500 Bank Charges & Fees	3,272.04
67000 Conferences and Events	1,882.28
68000 Insurance	26,180.05
75000 Interest Expense	43,080.80
75100 Taxes & Licenses	2,006.15
Total Expenses	**1,551,081.46**
NET OPERATING INCOME	**-1,023,215.13**
NET INCOME	**$ -1,023,215.13**

Balance Sheet

As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
10000 Salal Checking	50,547.06
10001 Checking 653	1.01
EW	112,238.46
Total Bank Accounts	**162,786.53**
Accounts Receivable	
11000 Accounts Receivable (A/R)	90,960.89
Total Accounts Receivable	**90,960.89**
Other Current Assets	
12000 Inventory	
12010 Packaging Inventory	218,189.64
12020 Merchandise Inventory	6,322.33
Total 12000 Inventory	**224,511.97**
13020 Prepaid Deposits - Waverider	10,457.54
13030 Prepaid Deposits - Kind Op/POSIBL	134,831.29
13070 Deferred Costs - McNab Farms	32,461.35
13080 Deferred Costs - Coastal Farms	2,165.08
15000 Prepaid Expenses	0.00
15010 Prepaid Insurance	7,837.52
15020 Prepaid Legal	1,111.25
Total 15000 Prepaid Expenses	**8,948.77**
Total Other Current Assets	**413,376.00**
Total Current Assets	**667,123.42**
TOTAL ASSETS	**$667,123.42**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable (A/P)	136,639.06
Total Accounts Payable	**136,639.06**
Other Current Liabilities	
21100 Other Current Liabilities	1,348.68
21110 Due to/from Arise	-506.14
21400 Due to/from Labs	325,072.82
Total Other Current Liabilities	**325,915.36**
Total Current Liabilities	**462,554.42**
Long-Term Liabilities	
22000 Convertible Notes Payable	625,000.00

	Total
22100 Notes Payable - Accrued Interest	64,721.89
Total 22000 Convertible Notes Payable	**689,721.89**
Total Long-Term Liabilities	**689,721.89**
Total Liabilities	**1,152,276.31**
Equity	
31000 SAFE Notes	1,206,489.61
32000 Common Stock	2,600.00
33000 Retained Earnings	-671,027.37
Net Income	-1,023,215.13
Total Equity	**-485,152.89**
TOTAL LIABILITIES AND EQUITY	**$667,123.42**